Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Announces Results for the Third Quarter of 2014

Amsterdam, the Netherlands, December 01, 2014 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced results for the third quarter of 2014.

Corporate Highlights and Pipeline Program Updates

•                  Hemophilia B Program - uniQure is finalizing all regulatory, trial site and administrative preparations for the initiation of its Phase 1/2 clinical trial in hemophilia B. The Company expects to complete these efforts as planned by the end of 2014 and anticipates the dosing of the first patient to be announced in early 2015. The Company still expects to announce initial results in mid-2015.

•                  Glybera® (alipogen tiparvovec) - uniQure’s commercialization partner Chiesi confirmed that the first commercial treatment of a LPLD patient with Glybera will occur in the last quarter of 2014/first quarter 2015.

•                  Collaborator-sponsored Pipeline Programs - In October, top-line results from the Phase 1 clinical trial in acute intermittent porphyria (AIP) confirmed the safety and successful transduction of patients’ liver cells with the porphobilinogen deaminase gene (PBGD) using uniQure’s proprietary AAV5 viral vector, corroborating the interim analysis presented in the second quarter of 2014. These data were presented by the AIPGENE Consortium, a pan-European collaboration supported by the EU Seventh Framework Programme, at the European Society of Gene and Cell Therapy (ESGCT) and Netherlands Society of Gene and Cell Therapy (NVGCT) Collaborative Congress. In the ongoing Parkinson’s disease clinical trial conducted by uniQure’s partners at UCSF and NIH, the sixth and final patient in the first dose cohort has been treated.

•                  Lexington, Massachusetts Manufacturing Facility - Approximately 40 employees have initiated preparations for production of the first GMP batch expected in H1 2015.

•                  InoCard Acquisition - uniQure has completed the integration of the German cardiology gene therapy company Inocard, acquired in July 2014, which is now called uniQure Germany GmbH.

Jörn Aldag, uniQure Chief Executive Officer, commented: “uniQure continues to direct key resources toward advancing the Company’s core programs, most prominently hemophilia B, where we expect to announce preliminary safety and efficacy data in mid-2015, and our earlier-staged hemophilia A and congestive heart failure preclinical development programs.”

Financial Highlights

As of September 30, 2014, the Company held cash and cash equivalents of €62.8 million. Total revenues (consisting of licensing and collaboration revenues) for the three months ended September 30, 2014 were €1.0 million, compared with €1.3 million in the same period of 2013. For the nine months ended September 30, 2014, total revenues were €3.2 million, compared to €2.1 million in the first nine months of 2013. Collaboration revenues represent development activities that are reimbursable by Chiesi under the Company’s co-development agreement for hemophilia B. License revenues represent the monthly amortization of the upfront payments received under the Chiesi agreements related to Glybera® entered into in June 2013.

Research and development expenses were €9.5 million for the three months ended September 30, 2014, compared to €3.2 million for the same period in 2013. Research and development expenses for the nine months ended September 30, 2014 were €23.7 million, compared to €9.6 million for the same period in 2013. The increase in research and development expenses reflect additional development and clinical activities required to support the planned commercial launch of Glybera®, in addition to the continued progression of uniQure’s other programs through late stage research and early clinical development.

Net loss for the three months ended September 30, 2014 was €9.1 million or €0.51 per share, compared to €7.0 million or €0.61 per share for the same period in 2013. Net loss for the nine months ended September 30, 2014 was €25.9 million or €1.54 per share, compared to €20.0 million or €1.94 per share for the same period in 2013. Net loss for both the three and nine months ended September 30, 2014 was affected by a favourable €3.6 million related to foreign exchange results.

For further financial information for the period ending September 30, 2014, please refer to the financial statements appearing at the end of this release.

Webcast

uniQure will host an Investor Day in New York City and simultaneous webcast on December 1, 2014, at 8:30 am ET to provide a detailed update on the Company’s programs as well as a discussion on the future of gene therapy with distinguished guest speakers. To access the webcast, log on to http://www.media-server.com/m/p/tfx7rb2k or go to the “Events” section on the “Media” page of uniQure’s website, at http://www.uniqure.com/news/calendar-of-events. A replay of the webcast will be available on uniQure’s website for at least 30 days following the event.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the timeframe and anticipated results of our research and development programs and those of our collaborators, as well as the commercial success of Glybera. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including the risk of cessation or delay of any of our ongoing or planned clinical studies and/or development of our product candidates; the risk of delay or failure to successfully commercialize or obtain or maintain regulatory approval of our products; risks related to our manufacturing processes and facilities, including our compliance with applicable regulatory requirements; the risk that our collaborations or our other collaboration partners will not continue or will not be successful; risks related to regulatory oversight, including our compliance with post-approval requirements; risks related to product commercialization; risks related to intellectual property claims; and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Phone: +31 20 240 6100

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494 or +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
Assets
Non-current assets
Goodwill	—	1,342
Other Intangible assets, net	7,775	15,311
Property, plant and equipment	2,614	17,055
Other non-current assets	923	978
Total non-current assets	11,312	34,686
Current assets
Receivables from related parties	1,425	1,138
Trade and Other Receivables	1,557	2,188
Inventories	865	539
Cash and cash equivalents	23,810	62,782
Total current assets	27,657	66,647
Total assets	38,969	101,333
Equity
Share capital	610	892
Share premium	142,459	205,811
Other reserves	6,536	14,422
Accumulated deficit	(144,041)	(169,920)
Total equity	5,564	51,205
Liabilities
Non-current liabilities
Borrowings	6,292	15,684
Financial lease liabilities	302	177
Deferred rent	680	5,525
Deferred revenue	15,679	15,017
Deferred Tax Liabilities	—	1,379
Contingent Considerations	—	1,301
Total non-current liabilities	22,953	39,083
Current liabilities
Trade and other payables	7,601	8,924
Debt to related party - derivative	722	272
Borrowings	633	—
Borrowings - derivative	217	93
Deferred rent	—	451
Deferred revenue	1,279	1,305
Total Current Liabilities	10,452	11,045
Total liabilities	33,405	50,128
Total equity and liabilities	38,969	101,333

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	SEPTEMBER 30,		SEPTEMBER 30,
	as restated		as restated
	2013	2014	2013	2014
	(€ in thousands)
License revenues	220	221	220	662
Collaboration revenues	1,073	780	1,831	2,551
Total revenues	1,293	1,001	2,051	3,213
Cost of goods sold	—	—	(800)	—
Other income	171	208	562	598
Research and development expenses	(3,152)	(9,514)	(9,573)	(23,740)
Selling, general and administrative expenses	(3,394)	(3,218)	(7,551)	(8,035)
Other gains / losses, net	(304)	3,630	(269)	3,694
Total Operating Costs	(6,679)	(8,894)	(16,831)	(27,483)
Operating result	(5,386)	(7,893)	(15,580)	(24,270)
Finance income	4	54	48	125
Finance expense	(1,656)	(1,220)	(4,470)	(1,734)
Finance income/(expense)—net	(1,652)	(1,166)	(4,422)	(1,609)
Result before corporate income tax	(7,038)	(9,059)	(20,002)	(25,879)
Corporate income taxes	—	—	—	—
Net Loss	(7,038)	(9,059)	(20,002)	(25,879)
Items that may be subsequently reclassified to profit or loss	6	703	6	693
Other comprehensive income	6	703	6	693
Total comprehensive loss	(7,032)	(8,356)	(19,996)	(25,186)
Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	(0.61)	(0.51)	(1.94)	(1.54)

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	Total
	Share	Share	Other	Accumulated	Total
	Capital	Premium	Reserves	Deficit	Equity/Deficit
Balance at January 1, 2013	483	114,795	1,508	(117,234)	(448)
Result for the period	—	—	—	(20,002)	(20,002)
Other Comprehensive Income			—	6	6
Capital contributions	127	27,649	—	—	27,776
Result on conversion of the loan	—	—	3,005	—	3,005
Share based payment/expense	—	—	1,411		1,411
Balance at September 30, 2013 (as restated)	610	142,444	5,924	(137,230)	11,748
Result for the period	—	—	—	(6,818)	(6,818)
Other Comprehensive Income	—	—	—	7	7
Capital contributions	—	15	—	—	15
Result on conversion of the loan	—	—	—	—	—
Share based payment/expense	—	—	612	—	612
Balance at December 31, 2013	610	142,459	6,536	(144,041)	5,564
Result for the period	—	—	—	(25,879)	(25,879)
Other Comprehensive Income	—	—	693	—	693
Proceeds from shares issued	282	64,020	—	—	64,302
Share issuance costs	—	(668)	—	—	(668)
Share based payment/expense	—	—	7,193	—	7,193
Balance at: September 30, 2014	892	205,811	14,422	(169,920)	51,205

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

	NINE MONTHS ENDED
	SEPTEMBER 30,
	as restated
	2013	2014
Cash flow from operating activities
Net loss	(20,002)	(25,879)
Adjustments for:
Depreciation	398	859
Lease incentive	—	4,854
Derivative result	2,339	(574)
Derivative result arising on early conversion of loan	1,333	—
Exchange result	(4)	(2,545)
Other non-cash items	—	(1)
Share-based expenses	1,411	7,193
Changes in other non-current assets	(917)	—
Changes in trade and other receivables	(1,937)	(142)
Movement in inventories	(427)	326
Changes in trade and other payables	(282)	(1,812)
Changes in deferred revenue and provisions	17,102	(635)
Movement in other liabilities	1,701	1,209
Interest (income) / expense	956	1,035
Cash used in operations	1,671	(16,112)
Interest paid	(17)	(807)
Net cash used in operating activities	1,654	(16,919)
Cash flow from investing activities
Purchases of property, plant and equipment	(536)	(13,365)
Purchases of intangible assets	(3,623)	(2,129)
Interest received	—	95
Acquisition of businesses	—	(1,463)
Net cash used in investing activities	(4,159)	(16,862)
Cash flow from financing activities
Capital contribution from shareholders	14,278	—
Proceeds from shares issued	—	62,786
Share issuance cost	—	(668)
Convertible loans drawn down	11,999	—
Proceeds from borrowings	7,492	7,184
Redemption of financial lease	(106)	(116)
Net cash generated from financing activities	33,663	69,186
Net increase in cash, cash equivalents and bank overdrafts	31,158	35,405
Currency effect cash and cash equivalents	6	3,567
Cash, cash equivalents and bank overdrafts at beginning of the period	263	23,810
Cash, cash equivalents and bank overdrafts at end of the period	31,427	62,782